UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

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PORTUGAL TELECOM, SGPS, S.A.

(Name Of Subject Company (Issuer))

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SONAE, SGPS, S.A.

SONAECOM, SGPS, S.A.

(Names of Filing Persons (Offerors))

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ORDINARY SHARES

AMERICAN DEPOSITARY SHARES

(Title of Class of Securities)

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Ordinary Shares (ISIN: PTPTC0AM0009)

American Depositary Shares (CUSIP: 737273102)

(CUSIP Number of Class of Securities)

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Andre Sousa Sonae, SGPS, S.A.	Luisa Ferriera Sonaecom, SGPS, S.A.
Lugar do Espido, Via Norte 4471-909 Maia, Portugal Tel: +351220121717	Rua Henrique PousAo, 432 4460-481 Senhora da Hora, Portugal Tel: +351229572270

(Name, address and telephone numbers of persons authorized

to receive notices and communications on behalf of filing persons)

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CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)
Not Applicable	Not Applicable

(I)	No filing fee is required pursuant to General Instruction D of Schedule TO.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

Item 12: EXHIBITS

(a)(5)(1)

English translation and original Portuguese text of an interview of Paulo Azevedo, Chief Executive Officer of Sonaecom, with Jornal de Negócios, a Portuguese daily newspaper (“JN”) that was conducted on February 23, 2006 and published on February 24, 2006.

(a)(5)(2)	Script of commonly asked questions and answers in connection with Sonaecom’s offer to acquire Portugal Telecom.